Exhibit 99.1

Four Seasons Education Reports First Half of Fiscal Year 2025 Unaudited Financial Results

SHANGHAI, December 20, 2024 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a tourism and education-related service provider in China, today announced its unaudited financial results for the first half of fiscal year 2025, ended August 31, 2024.

Financial and Operational Highlights for the First Half of Fiscal Year 2025

•
Revenue increased by 117.8% to RMB134.7 million (US$19.0 million), compared to RMB61.8 million in the same period of last year.
•
Gross profit increased by 11.1% to RMB29.7 million (US$4.2 million) from RMB26.7 million in the same period of last year.
•
Operating loss was RMB5.7 million (US$0.8 million), compared to an operating income of RMB0.9 million in the same period of last year.
•
Adjusted operating loss(1) (non-GAAP) was RMB1.6 million (US$0.2 million), as compared to an adjusted operating income of RMB2.7 million in the same period of last year.
•
Net income was RMB3.0 million (US$0.4 million), compared to RMB5.7 million in the same period of last year.
•
Adjusted net income(2) (non-GAAP) was RMB2.1 million (US$0.3 million), as compared to RMB6.2 million in the same period of last year.
•
Basic and diluted net income per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB1.42 (US$0.20), as compared to both RMB2.70 in the same period of last year. Each ADS represents ten ordinary shares.
•
Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.98 (US$0.14), compared to both RMB2.93 in the same period of last year.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and unrealized holding gain in investments.

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and unrealized holding gain in investments per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

Ms. Yi (Joanne) Zuo, Chief Executive Officer and Director of Four Seasons Education, said, “We achieved strong financial and operational results for the six months ended August 31, 2024, driven by robust growth across our core businesses and our continuous efforts to enhance overall efficiency. Our total revenue reached RMB135 million, surging by 118% year over year, while we maintained profitability with net income of RMB3 million.

“We propelled progress in our non-academic tutoring business, increasing the segment’s revenue by 62% year over year as we delivered on our commitment to meeting diverse learning needs across various customer groups and communities. Leveraging our industry know-how and accumulated experience, we expanded and enriched our non-academic tutoring programs to offer learners of all ages high-quality, innovative learning experiences, enhancing their engagement and learning efficiency. Furthermore, our efforts to expand our overseas learning preparation and consulting offerings are bearing fruit, paving the way for quality, sustainable growth.

“Our domestic and outbound tourism business saw a 230% year-over-year revenue increase as we expanded our offerings to attract new customers across all age groups, and we launched our cruise service in 2024. Moreover, our education camps have been well received by the market. We are encouraged by these camps’ early success and expect them to create synergies with our non-academic tutoring programs going forward, and we’re confident of further growth as we continue to extend our reach to all demographics.

“Looking ahead, we will remain focused on enhancing operating efficiency and pursuing organic growth by providing customers with an ever-widening selection of premium, innovative services. We are particularly committed to directing our efforts towards products and projects that offer higher profit margins. Furthermore, we will continue to explore and invest in new opportunities that comply with relevant regulations in the education-related and tourism services sectors, such as overseas learning preparation services, to cultivate our long-term competitiveness amid evolving market dynamics and customer demands. As always, we are dedicated to strengthening our core capabilities and expanding our footprint to create sustainable value for all of our stakeholders,” Ms. Zuo concluded.

First Half Fiscal Year 2025 Financial Results

Revenue increased by 117.8% to RMB134.7 million (US$19.0 million) in the first half of fiscal year 2025, from RMB61.8 million in the same period of last year, mainly driven by the rapid growth in the Company’s tourism and non-academic tutoring businesses.

Cost of revenue was RMB105.0 million (US$14.8 million) in the first half of fiscal year 2025, compared with RMB35.1 million in the same period of last year, mainly due to the increases in costs related to the Company’s tourism business and in staff costs of the Company’s non-academic tutoring business.

Gross profit was RMB29.7 million (US$4.2 million) in the first half of fiscal year 2025, compared with RMB26.7 million in the same period of last year.

General and administrative expenses increased by 15.4% to RMB27.2 million (US$3.8 million) in the first half of fiscal year 2025 from RMB23.5 million in the same period of last year, mainly attributable to the staff costs associated with the expansion of the Company's tourism business and non-academic tutoring business, and the increase of share-based compensation expenses due to the new grant and reprice of share options.

Sales and marketing expenses was RMB8.1 million (US$1.1 million) in the first half of fiscal year 2025, compared to RMB2.2 million in the same period of last year, mainly due to the development of the Company's tourism business and non-academic tutoring business.

Operating loss was RMB5.7 million (US$0.8 million) in the first half of fiscal year 2025, compared with an operating income of RMB0.9 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating loss excluding share-based compensation expenses, was RMB1.6 million (US$0.2 million) in the first half of fiscal year 2025, compared with an adjusted operating income of RMB2.7 million in the same period of last year.

Interest income, net was RMB7.5 million (US$1.1 million) in the first half of fiscal year 2025, compared with RMB2.2 million in the same period of last year, mainly due to the interest income from financial instruments and restricted cash.

Income tax expenses was RMB3.5 million (US$0.5 million) in the first half of fiscal year 2025, compared with RMB0.2 million in the same period of last year.

Net income was RMB3.0 million (US$0.4 million) during the first half of fiscal year 2025, compared with RMB5.7 million in the same period of last year. Adjusted net income(2) (non-GAAP), which is calculated as net income excluding share-based compensation expenses and unrealized holding gain in investments, was RMB2.1 million (US$0.3 million), compared with RMB6.2 million in the same period of last year.

Basic and diluted net income per ADS attributable to ordinary shareholders in the first half of fiscal year 2025 were both RMB1.42 (US$0.20), compared with both RMB2.70 in the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) in the first half of fiscal year 2025 were both RMB0.98 (US$0.14), compared with both RMB2.93 in the same period of last year.

Cash and cash equivalents. As of August 31, 2024, the Company had cash and cash equivalents of RMB156.1 million (US$22.0 million), compared with RMB180.2 million as of February 29, 2024.

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a service provider of both tourism and education-related services in China. The Company's program, service and product offerings mainly consist of non-academic tutoring programs, school-based tutoring product solutions and training programs for teachers, study camps and learning trips for students, and travel agency services for all age groups. For more information, please visit https://ir.sijiedu.com.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and unrealized holding gain in investments (net of tax effect). Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders and unrealized holding gain in investments per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, unrealized holding gain in investments and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and unrealized holding gain in investments (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0900 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2024.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6177

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	August 31,	August 31,
	2024	2024	2024
	RMB	RMB	USD
Current assets
Cash and cash equivalents	180,198	156,059	22,011
Accounts receivable, net	3,249	5,544	782
Other receivables, deposits and other assets, net	15,026	27,666	3,902
Amounts due from related parties	8,264	8,827	1,245
Short-term investments	18,929	25,945	3,659
Short-term investments under fair value	82,791	43,949	6,199
Long-term investments under fair value – current	14,122	7,176	1,012
Total current assets	322,579	275,166	38,810

Non-current assets
Restricted cash	122,048	122,199	17,235
Property and equipment, net	66,069	123,126	17,366
Operating lease right-of-use assets	27,235	37,110	5,234
Intangible assets, net	1,858	1,646	232
Goodwill	1,125	1,125	159
Long-term investments, net	36,000	36,000	5,078
Long-term investment under fair value – non-current	94,817	172,393	24,315
Other non-current assets	2,429	3,886	548
Total non-current assets	351,581	497,485	70,167
TOTAL ASSETS	674,160	772,651	108,977

Current liabilities
Accounts payable	-	2,878	405
Amounts due to related parties	3,384	6,463	912
Accrued expenses and other current liabilities	66,040	132,861	18,739
Operating lease liabilities – current	1,183	6,136	865
Income tax payable	18,189	19,121	2,697
Deferred revenue	18,023	25,694	3,624
Total current liabilities	106,819	193,153	27,242

FOUR SEASONS EDUCATION (CAYMAN) INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 29,	August 31,	August 31,
	2024	2024	2024
	RMB	RMB	USD
Non-current liabilities
Long-term borrowings	40,000	68,004	9,592
Operating lease liabilities – non-current	1,197	6,907	974
Total non-current liabilities	41,197	74,911	10,566
TOTAL LIABILITIES	148,016	268,064	37,808

EQUITY
Total equity	526,144	504,587	71,169
TOTAL LIABILITIES AND EQUITY	674,160	772,651	108,977

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2023	2024	2024
	RMB	RMB	USD
Revenue
-- Revenue from third parties	60,718	134,376	18,953
-- Revenue from related parties	1,113	303	43
Total revenue	61,831	134,679	18,996
Cost of revenue
-- Cost of revenue from third parties	(35,143)	(101,240)	(14,279)
-- Cost of revenue from related parties	-	(3,783)	(534)
Gross profit	26,688	29,656	4,183

General and administrative expenses	(23,549)	(27,187)	(3,835)
Sales and marketing expenses	(2,244)	(8,130)	(1,147)
Operating income (loss)	895	(5,661)	(799)

Subsidy income	49	596	84
Interest income, net	2,224	7,484	1,056
Unrealized holding gain in investments	1,304	5,017	708
Other income (expense), net	1,394	(978)	(138)
Income before income taxes	5,866	6,458	911

Income tax expense	(154)	(3,451)	(487)

Net income	5,712	3,007	424
Net income attributable to non-controlling interest	664	928	131
Net income attributable to Four Seasons Education (Cayman) Inc.	5,048	2,079	293

Net income per ordinary share:
Basic	0.24	0.10	0.01
Diluted	0.24	0.10	0.01

Weighted average shares used in calculating net income per ordinary share:
Basic	21,189,215	21,189,440	21,189,440
Diluted	21,189,215	21,234,983	21,234,983

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2023	2024	2024
	RMB	RMB	USD
Net income	5,712	3,007	424
Other comprehensive income, net of tax of nil
Foreign currency translation adjustments	1,641	508	72
Comprehensive income	7,353	3,515	496
Less: Comprehensive income attributable to non-controlling interest	664	928	131
Comprehensive income attributable to Four Seasons Education (Cayman) Inc.	6,689	2,587	365

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Six Months Ended August 31,
	2023	2024	2024
	RMB	RMB	USD
Operating income (loss)	895	(5,661)	(799)
Add: share-based compensation expenses	1,800	4,086	576
Adjusted operating income (loss) (non-GAAP)	2,695	(1,575)	(223)

Net income	5,712	3,007	424
Add: share-based compensation expenses (net of tax effect of nil)	1,800	4,086	576
Add: unrealized holding gain in investments (net of tax effect of nil)	(1,304)	(5,017)	(708)
Adjusted net income (non-GAAP)	6,208	2,076	292

Basic net income per ADS attributable to ordinary shareholders	2.70	1.42	0.20
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.85	1.93	0.27
Add: unrealized holding gain in investments per ADS attributable to ordinary shareholders	(0.62)	(2.37)	(0.33)
Adjusted basic net income per ADS attributable to ordinary shareholders (non-GAAP)	2.93	0.98	0.14
Diluted net income per ADS attributable to ordinary shareholders	2.70	1.42	0.20
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.85	1.92	0.27
Add: unrealized holding gain in investments per ADS attributable to ordinary shareholders	(0.62)	(2.36)	(0.33)
Adjusted diluted net income per ADS attributable to ordinary shareholders (non-GAAP)	2.93	0.98	0.14
Weighted average ADSs used in calculating earnings per ADS
Basic	2,118,922	2,118,944	2,118,944
Diluted	2,118,922	2,123,498	2,123,498